                                                                  Exhibit 99.(A)

Contact:
Steve Fluin
Chief Executive Officer
Gentia Software
+44 (0)20 8971 4000


                 GENTIA SOFTWARE REPORTS FIRST QUARTER RESULTS
PREVIOUSLY ANNOUNCED RESTRUCTURING RESULTS IN RETURN TO PROFIT FOR FIRST QUARTER

LONDON - April 25, 2001 - Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today reported its results for the first quarter, ended March 31, 2001. Gentia reported a marginal net income for the first quarter of 2001. This compares with net loss of $9.2 million, or ($0.74) per share, for the fourth quarter of 2000 and a net income of $0.2 million, or $0.02 per share, for the year-ago quarter.

Revenues for the first quarter of 2001 totaled $3.1 million compared with $3.3 million in the fourth quarter of 2000 and $6.7 million in the year-ago quarter. Total first quarter revenue included $1.7 million in license revenue.

"We are pleased with the positive change reflected in our first quarter results," said Steve Fluin, Gentia's Chief Executive Officer. "The return to profit is the result of great efforts to implement the restructuring announced at the end of 2000. While we are pleased that these efforts have been effective, Gentia continues to experience financial pressure and is considering all options to improve our longer term outlook, and is engaged in discussions regarding the potential sale of our thinkAnalytics subsidiary as well as a merger or acquisition of Gentia Software."

Gentia signed 11 new balanced scorecard customers during the first quarter. The total signed license revenue for the quarter was $2.5 million, of which $1.7 million has been recognized based on $1.2 million that has been collected. Other revenues, including those from support & maintenance and consulting, totaled $1.4 million.

Fluin continued, "The high number of new customers, particularly given the difficult market conditions, demonstrates confidence in Gentia and our products, and continues to validate our dedication to providing intelligent analytical applications for the Enterprise Performance Management market. Our current model for recognizing license revenue leaves us well positioned to book revenue early in quarter two. In addition, our ongoing worldwide relationship with IBM for the premier offering in Balanced Scorecard software and services continues to give us access to world-class prospects for strategy management applications."

"Our major achievements for the quarter have been improving our cash flow and making progress in collections," said Adrian King, Vice President of Finance, Gentia Software. "During the quarter, the Company cleared its bank overdraft and is now in a positive cash position. Gentia has significantly lowered its outstanding receivables and also reached an agreement for a payment profile with its UK creditors, and the resulting improvements in our cash position give us a good platform for the remainder of 2001."

About Gentia Software

Gentia Software (Nasdaq: GNTI) is a leading supplier of intelligent analytical applications for enterprise performance management and customer relationship management. Its product suites sustain and improve business performance by improving the quality of customer interactions and driving strategy and performance management. Gentia incorporates unique technology and the world-class consulting expertise of partners including IBM, NCR, PWC and KPMG. Gentia offers best-in-class solutions for Fortune 1,000 companies including Volvo, Bell Atlantic, Credit Suisse First Boston and Motorola. For more information, visit www.gentia.com or call +44 (0)20 8971 4000.

This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                              GENTIA SOFTWARE PLC
                CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          THREE MONTHS ENDED
                                                ------------------------------------------
                                                      MARCH 31,              MARCH 31,
                                                        2001                   2000
                                                ------------------------------------------
                                                       (UNAUDITED)          (UNAUDITED)
                                                             US$                  US$
Revenues:
     License....................................         $ 1,658              $ 3,684
     Services and other.........................           1,446                2,979
                                                       ---------             --------
                                                           3,104                6,663
Cost of revenues:
     License....................................              82                  211
     Services and other.........................             880                1,639
                                                       ---------             --------
                                                             962                1,850

Gross profit....................................           2,142                4,813

Operating expenses:
     Sales and marketing........................             570                2,603
     Research and development...................             500                  973
     General and administrative.................             352                  710
     Restructuring costs........................             428                    -
     Goodwill amortization......................             175                  260
                                                       ---------             --------
      Total operating expenses..................           2,025                4,546

Income from operations..........................             117                  267
Interest (expense) .............................            (115)                 (90)
                                                       ---------             --------
Income before provision for income taxes                       2                  177

Provision for income taxes                                     -                    -
                                                       ---------             --------
Net income .....................................         $     2              $   177
                                                       =========             ========

Basic income per share..........................           $0.00                $0.02
Diluted income per share........................           $0.00                $0.01

     Shares used to compute basic EPS...........          13,150               10,719
     Shares used to compute diluted EPS.........          13,150               13,897

                              GENTIA SOFTWARE PLC
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                         MARCH 31             DECEMBER 31
                                                                           2001                   2000
                                                                     -----------------      ----------------
                                                                        (UNAUDITED)            (UNAUDITED)
                                                                                US$                    US$
ASSETS
Current assets:
Cash and cash equivalents..........................................             248                      -
Accounts receivable, net of allowances.............................           2,975                  3,524
Trade account receivables..........................................           4,055                  8,852
Less: Allowance for doubtful debt..................................           1,080                  5,328
Prepaid expenses and other current assets..........................             522                    569
                                                                      -------------            -----------
Total current assets...............................................           3,745                  4,093


Property and equipment, net........................................             606                    726
Purchased software, net of amortization of $1,339
(Dec 31, 2000 - $1,171)............................................           1,668                  1,863
 Goodwill on acquisition, net of amortization of $7,436
(Dec 31, 2000 - $7,411)............................................             529                    554
                                                                      -------------            -----------
Total assets.......................................................           6,548                  7,209
                                                                      =============            ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank overdraft.....................................................               -                    189
Current portion of lease obligations...............................              86                     94
Accounts payable...................................................           2,333                  3,636
Accrued liabilities................................................           2,760                  2,494
Deferred revenues..................................................           1,619                  3,481
Other accounts payable.............................................           2,641                  2,389
Short Term loans...................................................           1,092                  1,092
                                                                      -------------            -----------
Total current liabilities..........................................          10,531                 13,375


Non current liabilities:
Long-term portion of lease obligations.............................              69                     70
Other  liabilities ................................................           2,057                      -
                                                                      -------------            -----------
Total Liabilities                                                            12,657                 13,445


Shareholders' equity:
Ordinary shares....................................................           3,150                  3,116
Additional paid-in capital.........................................          37,348                 37,574
Retained (deficit) ................................................         (45,401)               (45,403)
Cumulative translation adjustment..................................          (1,206)                (1,523)
                                                                      -------------            -----------
Total shareholders' equity.........................................         ($6,109)               ($6,236)
                                                                      -------------            -----------


Total liabilities and shareholders' equity.........................        $  6,548               $  7,209
                                                                      =============            ===========